UNSEEN SOLAR, INC.
                               505 Camino Elevado
                                Bonita, CA 91902
                                  619 247 9630


June 15, 2010

Re: Registration Statement S-1
    File Number 333-165381
    Your comment letter dated June 7, 2010

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20002

Dear Ms. Long,

Again thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

1.   We have added your suggested language, thank you.

2. We have added a risk factor to explain the risk of just having a provisional patent.

3. We have indicated that these are all the components and explained about the use of a water pump.

4. We have expressly stated that Dr. Myers has assigned all right in the new provisional patent.

5.   Restated as requested.

Sincerely,
UNSEEN SOLAR, INC.


/s/ Edward F. Myers
-----------------------------
Edward F. Myers
President